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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913384103

(CUSIP Number)

Eric Tajcher

Jeffrey A. Letalien

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 913384103	13D

1	NAME OF REPORTING PERSONS Sundara Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,279,703 shares of Common Stock (as defined below) issuable upon conversion of 33,667 shares of Series A Preferred Stock (as defined below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,279,703 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,279,703 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(2)(3)

(1)	Box (a) is checked with respect to the relationship of the Reporting Persons and Flexpoint Fund II, L.P. (“Flexpoint”), as described in Item 4 and footnote (3) below.
(2)	The calculation of the foregoing percentage is based on an aggregate of 19,868,687 shares of Common Stock outstanding, consisting of 15,588,984 shares of Common Stock outstanding as of March 21, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2017 (the “2016 10-K”), plus an additional 4,279,703 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person.
(3)	As a result of the entry by Sundara (as defined below), of which Mr. Stone (as defined below) is the managing member, into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Flexpoint and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Flexpoint may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Flexpoint. Based on information provided to the Reporting Persons, Flexpoint beneficially owns 99,666 shares of Series A Preferred Stock, which are convertible into 12,669,407 shares of Common Stock.

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CUSIP No. 913344103	13D

1	NAME OF REPORTING PERSONS Laurence L. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (1) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,300
	8	SHARED VOTING POWER 5,129,559 shares of Common Stock, including 4,279,703 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock (2)
	9	SOLE DISPOSITIVE POWER 13,300
	10	SHARED DISPOSITIVE POWER 5,129,559 shares of Common Stock, including 4,279,703 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock (2)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,142,859 shares of Common Stock, including 4,279,703 shares of Common Stock issuable upon conversion of 33,667 shares of Series A Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (3)(4)
14	TYPE OF REPORTING PERSON* IN

(1)	Box A is checked with respect to the relationship of the Reporting Persons and Flexpoint, as described in Item 4 and footnote (4) below.
(2)	Includes (i) 4,279,703 shares of Common Stock issuable upon conversion of the Series A Preferred Stock owned by Sundara, of which Mr. Stone is the managing member, (ii) 125,000 shares of Common Stock owned by LHLJ, Inc., a Delaware corporation of which Mr. Stone is the sole stockholder, (iii) 388,573 shares of Common Stock owned by Main Line Trading Partners, LLC, a Delaware limited liability company of which Mr. Stone is a managing member and owner of substantially all of the equity interests and (iv) 336,283 shares of Common Stock owned by The Stone Family Trust, an irrevocable trust for the benefit of Mr. Stone’s children, of which his wife serves as a trustee.
(3)	The calculation of the foregoing percentage is based on an aggregate of 19,868,687 shares of Common Stock outstanding, consisting of 15,588,984 shares of Common Stock outstanding as of March 21, 2017, as reported in the 2016 10-K, plus an additional 4,279,703 shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Person.
(4)	As a result of the entry by Sundara, of which Mr. Stone is the managing member, into the Amended and Restated Securities Purchase Agreement described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of the shares of Series A Preferred Stock owned by Flexpoint and the shares of Common Stock into which such shares of Series A Preferred Stock owned by Flexpoint may be converted; however, the Reporting Persons disclaim beneficial ownership of all securities owned by Flexpoint. Based on information provided to the Reporting Persons, Flexpoint beneficially owns 99,666 shares of Series A Preferred Stock, which are convertible into 12,669,407 shares of Common Stock.

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This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Commission on October 28, 2016 (the “Schedule 13D”) by the Reporting Persons. The Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of JetPay Corporation, a Delaware corporation (the “Issuer”), including shares of Common Stock issuable upon conversion of shares of Series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). This Amendment is being filed to reflect the increase in the number of shares of Common Stock beneficially owned by the Reporting Persons as a result of a reduction of the conversion price of the Series A Preferred Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) Sundara does not own any shares of Common Stock other than the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock purchased thereby, as described in Item 3 above. In addition to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock beneficially owned thereby, as of the date hereof, Mr. Stone beneficially owns 863,156 shares of Common Stock, including (i) 13,300 shares of Common Stock owned directly, (ii) 125,000 shares of Common Stock owned by LHLJ, (iii) 388,573 shares of Common Stock owned by Main Line Trading Partners, LLC and (iv) 336,283 shares of Common Stock owned by The Stone Family Trust.

In addition, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of the entry into the Purchase Agreement, the Reporting Persons may be deemed to be members of a “group” with Flexpoint and, as a result, to beneficially own the 99,667 shares of Series A Preferred Stock owned by Flexpoint immediately prior thereto and the Underlying Shares into which they may be converted. As described in Item 4 above and for the reasons stated therein, the Reporting Persons disclaim beneficial ownership of all such securities. On October 18, 2016, Sundara purchased 33,667 shares of Series A Preferred Stock, which shares are convertible into approximately 21.5% of the outstanding shares of Common Stock. Sundara has the power to vote or direct the vote and to dispose or direct the disposition of such shares. In addition, as the managing member of Sundara, Mr. Stone has the shared power to vote or direct the vote and to dispose or direct the disposition of such shares. Although the Reporting Persons disclaim beneficial ownership of the shares owned by Flexpoint, if such shares were aggregated with the 33,667 shares of Series A Preferred Stock beneficially owned by the Reporting Persons, the Reporting Persons would be deemed to beneficially own 133,333 shares of Series A Preferred Stock, convertible into 16,949,110 shares of Common Stock, constituting approximately 52.1% of the outstanding shares of Common Stock. If aggregated with the 863,156 shares of Common Stock beneficially owned by Mr. Stone, Mr. Stone would be deemed to beneficially own 17,812,266 shares of Common Stock, constituting approximately 54.7% of the outstanding shares of Common Stock.

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Except as set forth above, neither any Reporting Person nor, to the best of the Reporting Persons’ knowledge, Flexpoint, owns any shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Series A Preferred Stock or the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as specifically set forth in this Item 5, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, Flexpoint, has effected any transaction in the Series A Preferred Stock or the Common Stock during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer

Item 6 is hereby amended to add the following disclosure:

On November 16, 2016, Flexpoint made an indemnification claim against the Issuer pursuant to the Purchase Agreement (the “Second Direct Air Indemnification Claim”). As a result of the Second Direct Air Indemnification Claim, the conversion price applicable to the Series A Preferred Stock was adjusted from $2.90 to $2.36 on March 22, 2017, in accordance with the terms of the Purchase Agreement and the Certificate of Designation of the Series A Preferred Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2017

SUNDARA INVESTMENT PARTNERS, LLC

By:	/s/ Laurence L. Stone
Name: Laurence L. Stone
Title: Managing Member

LAURENCE L. STONE

/s/ Laurence L. Stone